DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

December 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 497 to the Registration Statement on Form N-1A of Xtrackers S&P 500 Carbon Budget ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on November 9, 2023. The Amendment was filed on behalf of the Fund on September 27, 2023 with an effective date of December 11, 2023.

The Staff’s comments on the Fund’s Prospectus are restated below, followed by the Fund’s responses.

1.	Comment: Supplementally provide the Staff a copy of the index methodology for the Fund’s underlying index, the S&P 500 Net Zero 2050 Carbon Budget Enhanced (2022 Vintage) Index (the “Underlying Index”).

Response: A copy of the Underlying Index’s methodology will be provided to the Staff concurrently with the filing of this letter.

2.	Comment: The description of the Underlying Index contained in the Fund’s Prospectus is too complicated for an investor to follow. The description does not clearly explain how the Underlying Index is constructed (initially and over time), how the carbon budget is used to select companies and what impact the carbon budget has on the Fund’s portfolio and its ability to mimic the S&P 500 over time. For example, it is unclear what would happen to the Fund’s portfolio and individual holdings if the entire portfolio or a particular holding were over or under the carbon budget. Please revise your strategy to provide a more clear, concise and understandable description of the Underlying Index’s objective and selection process. Consider moving some of the more detailed information relating to the Underlying Index to the Prospectus’s Item 9 “Principal Investment Strategies” section and providing more succinct disclosure in the Prospectus’s Item 4 “Principal Investment Strategies” section.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

3.	Comment: Please revise the Fund’s Prospectus disclosure to define the term “carbon budget” as it appears in the “Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

4.	Comment: Please revise the Fund’s Prospectus disclosure to explain what is meant by a “constraint on ownership” as said phrase is used in the “Principal Investment Strategies” section of the Fund’s Prospectus. In addition, please revise the second paragraph of the “Principal Investment Strategies” section of the Fund’s Prospectus to explain in clear, concise and understandable language the Underlying Index’s key terms, its purpose and how it seeks to accomplish its purpose.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

5.	Comment: Page two of the Fund’s “Principal Investment Strategies” section states that “To be eligible for inclusion in the Underlying Index, a company must have Scope 1, 2 and 3 GHG emissions coverage from S&P Trucost (“Trucost”).” Please supplementally provide in correspondence the percentage of issuers contained in the S&P 500 Index that are currently covered by Trucost.

Response: According to information provided by the Index Provider, as of September 15, 2023, 99.74% (by weight) of the S&P 500 Index was covered by Trucost.

6.	Comment: The second sentence under “Constituent weighting methodology” in the “Principal Investment Strategies” section of the Fund’s Prospectus states: “The Underlying Index is weighted in order to minimize the difference in constituent weights relative to the S&P 500 Index in terms of stocks, industries and sectors, while being compliant with an index level carbon budget at each rebalance.” Given this disclosure, should investors expect the Fund to correlate highly to the S&P 500 from a return perspective? Depending on your response, please consider the need for qualifying disclosure in this section or under “Main Risks.”

Response: The Fund’s investment objective is to seek investment results that correspond generally to the performance of the Underlying Index, which, in turn, is designed to track the performance of equity securities from the S&P 500 Index that have been selected and weighted to target a defined carbon budget. While the Underlying Index is weighted in a manner intended to minimize the difference in its constituent weights relative to the S&P 500 Index, such weighting is subject to, and must be compliant with, the Underlying Index’s carbon budget. Given these clear disclosures as well as additional Prospectus disclosure detailing the Underlying Index’s methodology, including disclosure describing the Underlying Index’s exclusionary ESG screens, we do not believe the Underlying Index’s methodology or related Prospectus disclosure provides a reasonable basis for an investor to expect any particular correlation between the Fund’s performance and that of the S&P 500 Index from a return perspective. Accordingly, we respectfully decline to further modify the Fund’s Prospectus.

7.	Comment: Please provide as of a recent date the missing information in the following two sentences contained in the “Principal Investment Strategies” section of the Fund’s Prospectus: “As of [August 31], 2023, the Underlying Index consisted of [___] securities, with an average market capitalization of approximately $[________] and a minimum market capitalization of approximately $[_______]. As of [August 31], 2023, a significant percentage of the Underlying Index was comprised of issuers in the [information technology] ([____]%) and [financials] ([___]%) sectors.”

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

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8.	Comment: In the “Principal Investment Strategies” section of the Fund’s Prospectus, it is disclosed that “The fund rebalances it portfolio in accordance with the Underlying Index, and, therefore, any changes to the Underlying Index’s rebalance schedule will result in corresponding changes to the fund’s rebalance schedule.” Please clarify whether the Fund will eliminate a holding in accordance with the Underlying Index when the Underlying Index does so outside of its rebalance schedule.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment.

9.	Comment: Please file the License Agreement between DBX Advisors LLC (“DBX”) and S&P Dow Jones Indices (“S&P”) as an exhibit to the Fund’s Registration Statement. We believe it is a material agreement of the Fund.

Response: We respectfully decline to file the License Agreement as an exhibit to the Fund’s Registration Agreement. We do not believe that the License Agreement falls within the meaning of “other material contract” for purposes of Item 28(h) of Form N-1A. As disclosed in the Fund’s Prospectus, the License Agreement is between DBX and S&P. The Fund is not a party to the License Agreement and has no performance obligations under the Agreement. Moreover, as further clearly disclosed in the Prospectus, all license fees for the use of the Underlying Index are paid by DBX and not out of the assets of the Fund. For these reasons, we do not believe the License Agreement should be filed as an exhibit to the Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011 (email: jim.wall@dws.com).

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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